United States securities and exchange commission logo





                            August 12, 2021

       Jacob (Kobi) Marinka
       Chief Executive Officer and Director
       Arbe Robotics Ltd.
       HaHashmonaim St. 107
       Tel Aviv-Yafo
       Israel

                                                        Re: Arbe Robotics Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed July 30, 2021
                                                            File No. 333-257250

       Dear Mr. Marinka:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2021 letter.

       Amendment No. 1 to Form F-4 filed July 30, 2021

       Proposal No. 1 - The Business Combination Proposal
       The ITAC Board of Directors Reasons for the Merger, page 96

   1. We note your revised disclosure in response to prior comment 10 that ITAC evaluated and benchmarked Arbe's
operating metrics against its peers in the auto technology sectors and that management
concluded that Arbe compared favorably on all key operating metrics.
                                                        Please disclose the
peer companies that were evaluated, the specific measures that were considered, and a
discussion of why management believed that Arbe compared favorably.
 Jacob (Kobi) Marinka
Arbe Robotics Ltd.
August 12, 2021
Page 2
U.S. Federal Income Tax Considerations of the Merger, page 123

2. We note your response to prior comment 11; however, if your "intention" that the merger qualify as a "reorganization" under Section 368(a) of the Tax Code is too uncertain to be supported by a tax opinion, you should remove this representation as it could be confusing to shareholders.
Unaudited Pro Forma Condensed Combined Financial Information, page 191

3. We note your response to prior comment 12. Please revise to include a footnote to the tabular disclosure on page 193 clarifying that the total number of shares outstanding at closing includes the 3,312,633 ordinary shares that will be issued upon conversion of the
      Advanced Amount convertible loan.
3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 200

4. We note the revised disclosure in response to prior comment 15. Please further revise to remove the references to directly attributable, factually supportable and expected to have a continuing impact as they are no longer included in Article 11.
       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572
or Christine Dietz Senior Staff Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew
Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at
(202) 551-3453
with any other questions.



                                                            Sincerely,
FirstName LastNameJacob (Kobi) Marinka
                                                            Division of
Corporation Finance
Comapany NameArbe Robotics Ltd.
                                                            Office of
Technology
August 12, 2021 Page 2
cc:       Asher S. Levitsky
FirstName LastName